SEC FILE NUMBER
001-12235
CUSIP NUMBER
896818101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

TRIUMPH GROUP, INC.

Full Name of Registrant

N/A

Former Name if Applicable

555 E. Lancaster Avenue, Suite 400

Address of Principal Executive Office (Street and Number)

Radnor, PA 19087

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Triumph Group, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Form 10-Q”) by the prescribed due date, because the Company requires additional time to finalize the Form 10-Q in light of the Company’s previously disclosed evaluation of its final accounting and processes around the working capital components of recent legacy Aerospace Structures divestitures and related transition services agreements, which could result in non-cash adjustments to reported amounts, including gain or loss on sale of assets and businesses, as disclosed in the Company’s press release, furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2023 (the “Earnings Release”).

At this time, the Company continues to anticipate that the potential adjustments would not be material to the reported periods. These potential adjustments do not relate to previously disclosed indemnification claims related to the sale of the Stuart facility, which have been resolved in part at this time.

The Company is working diligently and expects to file the Form 10-Q within the 5 calendar days of the prescribed due date pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kai W. Kasiguran	(610)	251-1000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced preliminary unaudited financial information for the fiscal quarter ended June 30, 2023 in the Earnings Release.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements of expectations of or assumptions about our ability to complete the Form 10-Q on the anticipated timeline, financial and operational performance, revenues, earnings per share, cash flow or use, cost savings, operational efficiencies and organizational restructurings and our evaluation of potential adjustments to reported amounts, as described above. Such statements are based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this document, words like “may,” “might,” “will,” “expect,” “anticipate,” “plan,” “believe,” “potential,” and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from management’s current expectations. In addition to these factors, among other factors that could cause actual results to differ materially, are uncertainties relating to the general economic conditions affecting our business segments; the severe disruptions to the economy, the financial markets, and the markets in which we compete; dependence of certain of our businesses on certain key customers; and the risk that we will not realize all of the anticipated benefits from efforts to optimize our asset base, as well as competitive factors relating to the aerospace industry. For a more detailed discussion of these and other factors affecting us, see the risk factors described in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023 and in our other filings with the SEC. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Triumph Group, Inc.

(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Kai W. Kasiguran
Name:	Kai W. Kasiguran
Title:	Vice President, Controller

Date: August 9, 2023